COORS BREWING COMPANY
2002 COORS INCENTIVE PLAN
(CIP)

PARTICIPANTS:

All Directors and above and employees in salary bands E01 to E07 and N01 to N11 are eligible to participate in the Coors Incentive Plan (the "Plan"). No individual in another incentive plan will be eligible for participation in the Plan.

Participants who are newly hired or promoted into an eligible position during the Plan year will receive a prorated share of the incentive payment based on the number of calendar days spent in an eligible position divided by the actual number of days during the year of the Plan.

BONUS PAYOUT PARAMETERS:

All participants will be evaluated based on at least two separate bonus components, including the achievement of Company financial performance goals, individual performance goals, and plant goals, if applicable. Additionally, a multiplier will be applied based on CBC quality, as measured by consumer complaints.

PARTICIPATION LEVELS AND PARAMETERS:

Annual incentive target percents are based on salary bands. The salary band and applicable participation percent, as of January 1, 2002, or the new hire/promotion date if later, is used for incentive calculations as follows:

Position  		Target	UK	US	Global	Individual
CEO/Chairman	100%/80%			100%
CEO (CBL)		60%		75%				25%
Global Executives	60%/50%			75%		25%


			Corporate	Brewery Operations &
					Technology			Container
Salary Band/  Incentive      Indi-        Indi-          Indi-
Position	  Target %  CBC  vidual  CBC  vidual  Plant  vidual  Plant
Senior VP     50%       75%   25%
Group VP      45%       75%   25%   37.5%   25%   37.5%    25%    75%
VPs           40%       40%   60%   20%     60%   20%      60%    40%
Director      30%       40%   60%   20%     60%   20%      60%    40%
E07           25%
E06           20%
E05           15%       40%   60%   20%     60%   20%      60%    40%
E01-E04       10%
N01-N11        5%

All participants will be measured on some combination of Company, Plant (if applicable), Individual and Quality performance goals, depending on their position in the Company, in accordance with the table set forth above. Each individual measurement component constitutes a separate bonus arrangement, but the separate individual bonus components will be payable, to the extent amounts are payable in accordance with the terms hereof, at the same time as a part of one payment.

*The senior officers responsible for Coors Operations and Technology and the senior officer responsible for Human Resources have authority to subdivide the separate Individual bonus component to reflect other performance criteria without the necessity of further board or shareholder approval.

COMPANY FINANCIAL TARGETS:

Annual Company financial goals will be measured based on pre-tax income before special charges or credits for 2002 after incentive plan payouts (in millions). The targeted financial goals based on pre-tax income for 2002 shall be established in writing by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") within the time parameters required by section 162(m) of the Code and the Regulations thereunder. At the Company's sole discretion, it may choose to use line/operational results as a substitute for certain organizational targets in lieu of the Company financial targets, provided, however, that the Company may not change the Company financial targets in any way with respect to individuals who are subject to the deduction limits of section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Definitions:

Pretax Income - Income before income taxes for external financial reporting purposes as prepared by the Company's outside auditors and as shown on the Company's Annual Report. Income is defined as Revenues (amounts received from the sales of beer) less Costs (manufacturing costs including brewing, packaging, raw materials, and freight, and all other costs required to run the business including marketing, selling, support costs, interest expense/(income), etc.). This includes both Domestic and International and would also include the revenue and expenses associated with entering an international market.

Special Charges (Credits) - Extraordinary items (one-time unusual events) which are set forth on Schedule A attached hereto and hereby made a part of this Plan or which are otherwise separately identified in the Company's external financial statements as prepared by the Company's outside auditors.

If the Company financial goals are achieved, each eligible participant will receive a separate bonus based on the Company component. None of the Company bonus portion will be paid if pre-tax income falls below a minimum of 75% of the target financial goal. For each 1% the Company pretax income exceeds the target goal, the Company financial target bonus will increase 2% above the target payout level up to the maximum financial target payout of 150%. The amount of the Company financial target bonus will be reduced 2% from target for each 1% that actual results fall below the target pretax income goal.

For calendar year 2002, the Compensation Committee has established specific quality goals, as set forth on Schedule B attached hereto and hereby made a part of this Plan. Achievement of the quality goal will result in an increase in the Company financial bonus by 10% if an Above Target rating is achieved. An On Target rating will have no impact on bonus payouts and Below Target will result in a decrease in the Company financial portion of the payout by 10%. The quality objectives will be measured by percentage reductions in consumer complaints compared to 2001, as specified on Schedule B.

Individuals with Plant responsibility will be linked to performance measures for hourly employees in Operations that includes an additional quality measure, provided, however, that individuals whose compensation is subject to the deduction limits of section 162(m) of the Code shall have their bonuses based solely on a criteria specified herein.

Notwithstanding the foregoing, the maximum bonus that may be paid to any individual under this Plan for calendar 2002 with respect to the Company financial target bonus portion of the Plan shall be $2 million.

Furthermore the maximum bonus that may be paid to the Chairman of Coors Brewing Company (the "Chairman") and to the President and Chief Executive Officer of Coors Brewing Company (the "President") shall not exceed specified percentages of a performance pool for 2002 which shall be equal to 0.9% of the Company's pre-tax earnings as reported in the Company's annual report for the year ending December 31, 2002 (the "Performance Pool"). The share of the Performance Pool that is allocated to the Chairman is 46% and the share of the Performance Pool that is allocated to the President is 54%. The Compensation Committee shall have the discretion to reduce the amount payable to either or both of the Chairman or the President; provided however, that any reduction shall be made in accordance with the requirements of section 162(m) of the Code and shall not result in the increase in any other bonus payable under the Plan.

INDIVIDUAL PERFORMANCE GOALS:

The individual bonus is independent of Company financial performance and is based on achievement of individual performance goals. The individual incentive opportunity can increase or decrease, based on performance, according to whether an individual is Below Target (BT), On Target (OT), or Above Target (AT), according to guidelines developed by Human Resources.

Individual performance goals will be documented and agreed upon by the later of February 1 of the Plan year or 30 days after the start date in the Plan. Each participant will meet with his or her immediate supervisor to develop individual goals in support of the Company strategies. These goals will be written and signed off by the participant and the supervisor before implementation. At the end of the Plan year each supervisor must submit in writing the results of each individual performance goal and the individual performance multiplier.

PLANT PERFORMANCE:

The final portion of the bonus applies to those individuals with plant responsibilities. This piece will be funded separately from the corporate component, according to specific plant performance measures as identified by Human Resources and plant senior management. Payouts will be based on achievement against specifically identified goals.

FORM AND TIMING OF PAYMENTS:

At the end of the plan year final awards will be calculated. The payment of the Company financial target bonus to certain individuals shall be subject to the additional Compensation Committee certification requirements described below. Payments will be made as soon as practicable after the end of the plan year and after any necessary Compensation Committee certification required under this Plan.

FEDERAL, STATE AND FICA TAX WITHHOLDING:

The Company will be required to withhold all applicable federal, state, local and foreign income, employment and other taxes on the awards.

TAX TREATMENT:

Participants realize taxable income at the date the incentive payout is received.

DISCLAIMER:

The Compensation Committee reserves the right to change, amend or terminate this Plan at any time, for any reason at its sole discretion. This Plan supersedes all prior documentation relating to the Annual Coors Incentive Plan.

SHAREHOLDER APPROVAL:

Notwithstanding the foregoing provisions of this Plan, no bonus shall be paid under this Plan to an employee to the extent that such payment would be non-deductible under the provisions of section 162(m) of the Code unless and until the stockholders of the Company have approved this Plan and the material terms of the performance goals established under this Plan in conformity with the requirements of section 162(m) of the Code and the Regulations thereunder.

COMPENSATION COMMITTEE CERTIFICATION:

Prior to the payment of any amounts hereunder to an individual whose compensation is subject to the deduction limitations of section 162(m) of the Code, the Compensation Committee shall certify in writing the extent to which the performance factors established by the Compensation Committee have been satisfied and shall approve the payment of such bonuses to such individuals.

NOT EMPLOYMENT CONTRACT:

At no time is this plan to be considered an employment contract between the participants and the Company. It does not guarantee participants the right to be continued as an employee of the Company. It does not affect a participant's right to leave the Company or the Company's right to discharge a participant.

TERMINATION PROVISIONS:

Participants must be on the payroll as of 1-1-2003 to receive payment. Any exceptions must be approved by the CEO, provided, however, that any individual whose compensation is subject to the deduction limitations of section 162(m) of the Code cannot receive an exception to the employment requirement. Participants on LOA (leave of absence) will receive a prorata share based on days worked.